UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: October 4, 2022

(Date of earliest event reported)

HIGHTIMES HOLDING CORP.

(Exact name of issuer as specified in its charter)

Delaware	81-4706993
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2110 Narcissus Ct.

Venice, California 90291

(Full mailing address of principal executive offices)

(844) 933-3287

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A voting Common Stock, par value $0.0001 per share

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 9. Other Events

To partially finance its 2017 acquisition of the capital stock of Trans-High Corporation, Hightimes Holding Corp., a Delaware corporation (“Hightimes”) and each of the direct and indirect subsidiaries of Trans-High Corporation, as borrowers, executed a loan and security agreement with ExWorks Capital Fund I, L.P. (“ExWorks”), dated as of February 28, 2017 (the “Senior Loan Agreement”). At the closing of the acquisition of Trans-High Corporation, ExWorks funded $7,500,000 to Hightimes and the other borrowers. Under the terms of the Senior Loan Agreement, interest is payable monthly at the rate of 15% per annum, with principal installments of $100,000 per month payable commencing in September 2017 and the entire outstanding balance of the loan was due and payable on February 28, 2018. The loan is secured by a first priority lien and security interest on all tangible and intangible assets of Hightimes and its direct and indirect subsidiaries. Under the terms of the original loan agreement, ExWorks received a warrant, exercisable for nominal consideration ($0.001 per share), commencing six months form the closing of the loan, to purchase shares of Class A Common Stock, representing 2.75% of Hightimes fully diluted Class A Common Stock, defined as outstanding shares immediately prior to the consummation of the Hightimes Regulation A+ Offering and all shares issuable upon conversion of outstanding convertible securities and exercise of outstanding options immediately prior to the Regulation A+ Offering, excluding any Class A Common Stock or other securities issued in connection with any private financing or acquisitions.

There have been multiple amendments to our Senior Loan Agreement with ExWorks subsequent to 2017 and Hightimes and all of its direct and indirect subsidiaries as Borrowers (including all of other entities we acquired since 2017) received approximately $11,700,000 of additional funding from ExWorks since the original $7,500,000 loan made in 2017. All of our obligations to ExWorks are currently in default. As at the date of this Current Report on Form 1-U, we owe ExWorks approximately $28,800,000 inclusive of principal, unpaid interest, including default interest, fees and expenses. In addition, ExWorks has received additional warrants to purchase a number of additional shares of Hightimes Class A Common Stock.

On October 4, 2022, Hightimes, each of our direct and indirect subsidiaries, including all of other entities we acquired since 2017 (collectively, the “Borrowers” or the “Hightimes Group”), and ExWorks (which is now in receivership) entered into a forbearance and settlement agreement, dated as of October 4, 2022 (the “Forbearance Agreement”). Pursuant to the Forbearance Agreement:

●	The Borrowers acknowledged that they are in default under the ExWorks loan documents and currently indebted to ExWorks in the approximate amount of $28,500,000 plus fees and related payments; and

●	By not later than October 26, 2022, (a) certain prospective investors we are currently in discussions with (the “Investors”) must execute a participation agreement with ExWorks (the “Participation Agreement”) and purchase and pay to ExWorks on or before November 15, 2022 the sum of $6,000,000 (the “Initial Payment”) in exchange for a participation in the ExWorks Loan that is fully subordinated to the priority lien and security interest of ExWorks, (b) the Investors must provide on or before November 15, 2022 a minimum of $2,000,000 of working capital to the Borrowers, and (c) the Borrowers must make or cause one or more third parties to make an additional payment in the amount of $8,000,000 (the “Second Payment”) that is due and payable on or before September 30, 2023. In addition, we agreed to pay $60,000 per month as interest on the Second Payment until paid. The Investors who will sign the Participation Agreement may elect, but they are not obligated to, provide all or a portion of the Second Payment; and

●	If made on a timely basis, ExWorks has agreed accept such payments aggregating $14,000,000 plus accrued interest on the Second Payment (the “Settlement Payment”) as full payment and satisfaction of all obligations owed by the Borrowers and guarantors to ExWorks under the Senior Loan Agreement and related exhibits (the “Loan Documents”) and the Forbearance Agreement; and

●	In the event that (a) the Participation Agreement is not executed by October 26, 2022, or the Initial Payment is not made by November 15, 2022, (b) there is a default in payment required to be made with respect to the $8,000,000 Second Payment by September 30, 2023, (c) the Borrowers fail to pay the $60,000 monthly payment within five business days after the end of each month, or (d) Hightimes fails or refuses within the agreed upon grace periods following the due date to furnish ExWorks with certain monthly financial reports, a “Forbearance Default” shall be deemed to have occurred. In such event, the Borrowers have consented that ExWorks may file an order with the Circuit Court of Cook County, Illinois, Chancery Division to appoint a receiver over all of the assets and properties of the Borrowers, including the securities of the Hightimes direct and indirect subsidiaries and all financial and other records; and

●	Upon receipt of good funds representing the $14,000,000 Settlement Payment at any time on or before September 30, 2023, ExWorks agreed to (i) waive payment of all fees and release all liens, pledges, security interests and other encumbrances on all assets and securities of the Hightimes Group representing Collateral under the Loan Documents; (ii) issue to Adam E. Levin and the AEL Living Trust full and complete general releases under any and all guarantees issued by such Guarantors and return to such Guarantors any and all securities pledged to ExWorks to secure such guarantees; and (iii) cancel all warrants issued by Hightimes to ExWorks and return to Hightimes all shares of common stock of Hightimes issued to ExWorks under a prior forbearance agreement dated July 12, 2021, and the agreement dated on or about August 25, 2021, or otherwise; provided, however, that, ExWorks shall retain 5,000,000 shares of Hightimes Class A common stock previously issued to ExWorks and receive an additional 227,272 shares of Hightimes common stock.

There can be no assurance that we will be able to make final arrangements with the Investors, that they will timely execute the Participation Agreement, that the Settlement Payments shall be timely made or that other Forbearance Defaults will not occur. In the event that a Forbearance Default does occur, ExWorks or the receiver appointed by the court could foreclose on all of our assets and properties and sell them to a third party or assign all obligations under the Loan Documents to an unaffiliated third party in exchange for the Settlement Payments or other amounts, in which case investors in our Class A Common Stock would likely lose their entire investment.

2

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hightimes Holding Corp.
a Delaware corporation

by:	/s/ Adam E. Levin
Name:	Adam E. Levin
Its:	Executive Chairman of the Board
Date:	October 19, 2022

3

Exhibits to Form 1-U

Index to Exhibits

Exhibit No.	Description

6.1	Form of Forbearance and Settlement Agreement, dated October 4, 2022, between Hightimes Holding Corp., its subsidiaries, and ExWorks Capital Fund I, L.P.

4